June 25 2018

VIA EDGAR ONLY

United States Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549
Attention:	Justin Dobbie
Legal Branch Chief

Re:	Leafbuyer Technologies, Inc.
Registration Statement on Form S-1
Filed May 11, 2018
File No.  333-224891

Dear Mr. Dobbie:

Please be advised that the undersigned is the duly appointed Chief Executive Officer of Leafbuyer Technologies, Inc., the above-referenced issuer (the “Issuer”).  This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Leafbuyer Technologies, Inc. (the “Issuer”) provided in your letter dated June 6, 2018 (the “Comment Letter”).

The purpose of this correspondence is to provide the Issuer’s response to the Comment Letter to the Commission, to illustrate the Issuer’s responses to such comment and provide explanation, where necessary.  Our response follows the text of the Staff comment reproduced for your convenience:

Form S-1 filed May 11, 2018

Prospectus Summary, page 1

1.
We note your disclosure that since you “are an ancillary company, most of the current regulations and strict cannabis laws do not pertain to [y]our operations.” To the extent you are referring to state laws and regulations, please revise accordingly. Please also balance your disclosure to highlight the risk that some of these laws and regulations may apply to you and also refer to the risks to you under federal law.

United States Securities and Exchange Commission
June 25, 2018

We have revised the registration statement to include a new paragraph disclosing the status of current federal regulations.  The paragraph is repeated below for your convenience:

As of the date of this filing, 30 states and the District of Columbia currently have laws broadly legalizing marijuana in some form.  Despite the fact that some states have legalized medical and recreational cannabis use, cannabis use is still in conflict with the federal Controlled Substances Act, which classifies marijuana as a Schedule I drug, claiming it has a high potential for abuse and has no acceptable medical use.  This makes cannabis use and possession illegal on a federal level. On August 29, 2013, the U.S. Department of Justice issued a memorandum providing that where states and local governments enact laws authorizing cannabis-related use, and implement strong and effective regulatory and enforcement systems, the federal government will rely upon states and local enforcement agencies to address cannabis activity through the enforcement of their own state and local narcotics laws. The memorandum further stated that the U.S Justice Department’s limited investigative and prosecutorial resources will be focused on eight priorities to prevent unintended consequences of the state laws, including distribution of cannabis to minors, preventing the distribution of cannabis from states where it is legal to states where it is not, to prevent money laundering, violence and drugged driving.

The Offering, page 3

2.
Please reconcile your disclosure here that you may sell shares at a per share price equal to “ninety-five percent (95%) of the lowest daily volume weighted average price”, with Section 1.38 of your equity line agreement which defines the purchase price as “the price per share obtained by multiplying the Market Price by 92%.”

The disclosure on page 3 has been revised to state:

Pursuant to the terms of the SEDA, the Company may in its sole discretion, and upon giving written notice to YA (an “Advance Notice”), periodically sell Common Stock to YA (“Shares”) at a per Share price (“Purchase Price”) equal to ninety-two percent (92%) of the lowest daily volume weighted average price (the “VWAP”) per share of Common Stock as quoted by Bloomberg, L.P. during the five (5) prior consecutive “Trading Days” (as such term is defined in the SEDA) immediately subsequent to the date of the relevant Advance Notice (the “Pricing Period”).

Risk Factors, page 4

3.
Please add a separately captioned risk factor identifying risks to shareholders related to your equity line agreement with YA II PN Ltd. Discuss the price discount at which you would sell shares to YA II PN Ltd. and the number of shares that could be issued pursuant to the agreement based on the current price of your stock. Discuss the dilutive effect and impact on market price from selling shares at a discount and from the resales of these securities to the public.

United States Securities and Exchange Commission
June 25, 2018

We have revised the registration statement to include the following Risk Factor related to the SEDA with YA:

There are substantial risks associated with the SEDA, which could contribute to the decline of our share price and have a dilutive impact on our existing shareholders.

The sale of our Common Stock to YA pursuant to the SEDA will have a dilutive impact on our shareholders. YA may resell some, if not all, of the shares we issue to it under the SEDA and such sales could cause the market price of our Common Stock to decline. We believe YA intends to promptly re-sell the Common Shares that we sell to it under the SEDA. Such re-sales could cause the market price of our Common Shares to decline significantly. Any subsequent sales by us to YA under the SEDA may, to the extent of any such decline, require us to issue a greater number of Common Shares to YA in exchange for each dollar of such subsequent sale.

Under these circumstances, our existing shareholders would experience a greater dilution. Although YA is precluded from short sales, the sale of our Common Stock under the SEDA could encourage short sales by third parties anticipating the issuance of additional shares of Common Stock, which could contribute to the further decline of our share price.

The closing market price of our Common Stock on May 10, 2018 was $1.38. Assuming this is the price per share used as a basis for the calculations for all draw downs under the SEDA, the price per share for sales to YA would be $1.27 (net of a discount of 8% to which YA is entitled under the SEDA), and we would be able to sell 3,448,276 shares of Common Stock to YA, and receive gross proceeds of $4,379,310, in total. Such amount of shares would comprise approximately 8.37% of our issued and outstanding Common Stock, which would result in additional dilution of our shareholders.

4.
We note that you provide a consumer portal that allows cannabis consumers to find the best deals and information from their favorite local dispensary and also allows cannabis businesses to attract new customers. Please discuss the risks associated with this line of business, including all federal and state regulations that may impact your business and any possible law enforcement consequences. In this regard, please describe the risks to your business because you may be deemed to be aiding and abetting illegal activities through the services you provide, given that the possession and use of cannabis is illegal under federal laws and regulations.

United States Securities and Exchange Commission
June 25, 2018

We have revised the registration statement to include the following Risk Factors related to the Company’s business:

Since the possession and use of cannabis is illegal under the Federal Controlled Substances Act, we may be deemed to be aiding and abetting illegal activities through the services and data that we provide. If it is determined we are aiding and abetting illegal activities, we may be subject to enforcement actions by federal and/or state law enforcement authorities, which would materially and adversely affect our business.

The Federal Controlled Substances Act makes the possession, use, cultivation, and transfer of cannabis is illegal. Our business provides services and information to cannabis consumers from our customers that are engaged in the business of possession, use, cultivation, and/or sale of cannabis. As a result, should they elect to do so, law enforcement authorities could seek to bring an action or actions against the Company, including, but not limited, to a claim of aiding and abetting another’s criminal activities. The Federal aiding and abetting statute provides that anyone who “commits an offense against the United States or aids, abets, counsels, commands, induces or procures its commission, is punishable as a principal.” 18 U.S.C. §2(a). As a result of such an action, we may be forced to cease operations and our investors could lose their entire investment. Such an action would have a material negative effect on our business and operations.

Upon a change in policy our clients may discontinue the use of our services, our potential source of customers may be reduced and our revenues may decline or cease entirely. Further, additional government disruption in the cannabis industry could cause potential customers and users to be reluctant to use and advertise our products, which would be detrimental to the Company.

We are subject to the regulation of state laws relating to cannabis.

As of the date of this filing, 30 states and the District of Columbia currently have laws broadly legalizing marijuana for medical or adult recreational use.  However, cannabis use is still in conflict with the federal Controlled Substances Act, which classifies marijuana as a Schedule I drug, claiming it has a high potential for abuse and has no acceptable medical use which makes cannabis use and possession illegal on a federal level.  There are a number of unknown factors which could slow or halt the legalization of cannabis in one or more states including public perception or federal regulation. These or other factors could slow or halt use of cannabis, which would negatively impact our business.

Cannabis is a controlled substance under Federal law.

Despite the development of a regulated cannabis industry under the laws of certain states, these state laws regulating medical and adult cannabis use are in conflict with the Federal Controlled Substances Act, which classifies cannabis as a Schedule I controlled substance and makes cannabis use and possession illegal on a national level. The United States Supreme Court has ruled that the Federal government has the right to regulate and criminalize cannabis, even for medical purposes, and thus Federal law criminalizing the use of cannabis preempts state laws that regulate its use. On January 4, 2018, Attorney General Jeff Sessions issued a memo to U.S. Attorneys providing guidance regarding the use of capital punishment in drug-related prosecution announcing a return to the rule of law and the rescission of previous guidance documents. This memo rescinds the previous policy of non-interference with marijuana-friendly state laws.  The heightened prosecution and dedication of resources to regulate marijuana possession, distribution and cultivation in certain states where marijuana use is regulated which may cause states to reconsider their regulation of marijuana which would have a detrimental effect on the marijuana industry.  Such change in state laws based upon the memo could cause a significant decrease in sales and financial damage to us and our stockholders.

United States Securities and Exchange Commission
June 25, 2018

Exhibit Index, page 33

5.	Please file the Standby Equity Distribution Agreement as an exhibit to your registration statement or incorporate it by reference.

We have revised the registration statement to include Exhibit 10.2 as follows:

Number	Description
10.2	Standby Equity Distribution Agreement dated April 19, 2018 between YA II PN, Ltd. and Leafbuyer Technologies, Inc. (1)

(1)	Filed herewith.

If you should have any questions about this letter or require any further information, please do not hesitate to contact the undersigned or the Issuer’s counsel Peter Campitiello, Esq. at (212) 519-5109.

Very truly yours,

/s/ Kurt Rossner

Kurt Rossner,
Chief Executive Officer